March 3, 2009

Via EDGAR

Ms. Cicely LaMothe
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Anthracite Capital, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007
Filed on 3/12/2008
File No. 001-13937

Dear Ms. LaMothe:

Set forth below are the Company’s responses to the comments raised in the letter dated February 19, 2009 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 10-K (“Form 10-K”) for the year ended December 31, 2007.  For reference purposes, the Staff’s comments have been reproduced in this letter with the responses thereto immediately below.  We appreciate the time and effort that the Staff has devoted to reviewing our disclosures.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Margin and Net Interest Spread from the Portfolio, page 58

1.
We note from the proposed disclosure in response to comment 3 that you will include a column showing the impact of consolidating the CMBS. Since the trust is consolidated for GAAP purposes in your audited financial statements, please advise why you have labeled the information Pro Forma Consolidation of CMBS Trust. To the extent you would like to provide a comparison showing the impact of excluding the trust, the adjusted data should be clearly labeled as non-GAAP and the required disclosures in Item 10(e) of Regulation S-K should be included.

Response:
In the Company’s first response, the 2007 column showing the impact of consolidating the CMBS was labeled “Pro Forma Consolidation of CMBS Trust” because this information had not been presented in

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Tel 212.810.5300

this manner in the as filed Annual Report on Form 10-K for the year ended December 31, 2007.  The Company has revised the column headings below to make it clear that the Company’s intent for future filings is to have one column represent the “As reported” amounts, which will include the consolidation of the CMBS trust, and the other column will represent the “Non-GAAP” amounts, which will exclude the impact of the consolidation of the CMBS trust on a non-GAAP basis. The Company’s future filings will include the disclosures below, as required by Item 10(e) of Regulation S-K.

The following chart sets forth the interest income, interest expense, net interest margin, average yield, cost of funds and net interest spread for the Company's portfolio, on both an “As reported” basis and a “Non-GAAP” basis. The column titled “2007 (As reported)” reflects the amounts and ratios based on interest income and interest expense reported on the Company’s financials statements prepared in accordance with GAAP. The column titled “2007 (Non-GAAP)” reflects amounts and ratios based on interest income and interest expense adjusted to exclude income and expense related to hedge ineffectiveness, and the gross-up effect of the consolidation of a variable interest entity that includes commercial mortgage loan pools. The Company believes interest income and interest expense adjusted to exclude the effects of these items better reflect the Company's true economic exposure to net interest margin and net interest spread from the portfolio. Management believes these are better indicators for both management and investors of the Company's financial performance over time.

	2007	2007*
	(Non-GAAP)	(As reported)
Interest income	$326,436	$276,909
Interest expense	$241,000	$190,985
Net interest income ratios:
Net interest margin	1.8%	2.5%
Average yield	7.0%	8.1%
Cost of funds	5.6%	6.2%
Net interest spread	1.4%	1.9%
Ratios including income from equity investments:
Net interest margin	2.4%	3.3%
Average yield	7.4%	8.6%
Cost of funds	5.6%	6.2%
Net interest spread	1.8%	2.4%

*           Adjusted to exclude income and expense related to hedge ineffectiveness, and the gross-up effect of the consolidation of a variable interest entity that includes commercial mortgage loan pools.

Financial Statements and Notes

Note 6 – Commercial Mortgage Loans, page 100

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Tel 212.810.5300

2.
In your response to comment 6, you state that your loans have unique characteristics and there is insufficient historical loss data to evaluate whether it is probable that a provision for losses should be recorded. While we understand historical data may be a factor in assessing a loss under SFAS 5, we are unclear how you have addressed whether there is a loss in value in light of the current economic environment. Reference is made to paragraphs 22 and 23 of SFAS 5.

Response:

The Company performs an analysis of each loan in accordance with paragraph 8 of Statement of Financial Accounting Standards No. 114 (“SFAS 114”) by assessing whether “it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement”. In evaluating the loans for impairment under the guidance in SFAS 5, specifically paragraph 22 and 23, the Company considers among other things whether the loans have similar loss characteristics, information about the ability of individual debtors to pay, consideration of the underlying collateral in light of the current environment, and metrics used by similar companies in the industry. The Company has 62 loans with broad diversity across property types and locations and each loan has unique characteristics; therefore, the Company utilizes  commonly used industry metrics to study the impact of probable losses in its portfolio. This analysis includes industry metrics such as loan-to-value ratios of the underlying assets, review of the property’s debt service coverage ratio (“DSCR”), and occupancy rates at the underlying property. The Company reviews this information and considers the market information available using these metrics to assess whether there is a probable loss in its portfolio given the current market environment and the distress that is occurring in the markets where the underlying collateral is located, if any.  The Company performs this detailed analysis on a loan-by-loan level given the unique characteristics and different market assumptions that need to be applied to each loan given the location, property type and underlying credit of the borrower and such borrower’s ability to continue to pay.

As of the measurement date, December 31, 2007, the Company concluded based on the information available that there was not a probable loss in its loan portfolio that met the criteria in paragraph 8 of SFAS 5.
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Further to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please address any comments or questions with the respect to the foregoing to the undersigned at 212-810-3340.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

Very truly yours,

/s/ James J. Lillis

James J. Lillis
Chief Financial Officer and Treasurer

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300